[Letterhead of Baidu, Inc.]
September 30, 2010
VIA EDGAR AND FACSIMILE
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant
Stephani Bouvet, Staff Attorney
Matthew Crispino, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 (“2009 20-F”) Filed March 26, 2010 File No. 000-51469
Dear Ms. Collins, Ms. Kindelan, Ms. Bouvet and Mr. Crispino:
This letter sets forth the Company’s response to the comment contained in the letter dated September 20, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 20-F. The comment is repeated below and followed by the response thereto.
Form 20-F for Fiscal Year Ended December 31, 2009
Item 7. Major shareholders and Related Party Transactions
B. Related Party Transactions
Contractual Arrangements with Beijing Perusal and Its Shareholders, page 83
1. We note your response to prior comment 4; however, it appears that your separate agreements with each of Beijing Perusal and BaiduPay are required to be filed as exhibits to your Form 20-F. Refer to Instruction 4(b)(ii) to Exhibits in the Form 20-F. Please amend your Form 20-F to include these agreements as exhibits or file a schedule that identifies the material terms of each agreement that have been omitted from the form documents that you have filed.
The Company notes the Staff’s comments. The current shareholders of Beijing Perusal are Jiping Liu (holding 80% of the equity interests) and Yazhu Zhang (holding 20% of the equity interests). The current individual shareholder of BaiduPay is Hu Cai (holding 9% of the equity interests). The remaining 91% of the equity interests in BaiduPay is held by Baidu Netcom, the Company’s consolidated affiliated entity. All three individual shareholders are current employees of the Company. In its Form 20-F for the year ending December 31, 2010, the Company will disclose the names of the individual shareholders of, and their respective shareholdings in, Beijing Perusal and BaiduPay and file the agreements with each of Beijing Perusal and BaiduPay as exhibits.

The Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 20-F, please contact the undersigned at (86 10) 8262-1188, Ext. 8807 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.
Thank you very much.

Very truly yours,
/s/ Jennifer Li
Jennifer Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc. Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong Joe Tsang, Partner, Ernst & Young Hua Ming, Beijing

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